EXHIBIT 21.1

SUBSIDIARIES OF FINLAY FINE JEWELRY CORPORATION	JURISDICTION

Finlay Jewelry, Inc.	Delaware
Finlay Merchandising & Buying, Inc.	Delaware
Sonab Holdings, Inc.	Delaware
Sonab International, Inc.	Delaware
eFinlay, Inc.	Delaware
Carlyle & Co. Jewelers	Delaware
Park Promenade LLC	Florida
L. Congress Inc.	Florida